

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

<u>Via E-Mail</u>
John Wallin
Chairman and Chief Executive Officer
Accelera Innovations, Inc.
20511 Abbey Drive
Frankfort, Illinois 60423

>   **Re: Accelera Innovations, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 24, 2012**
>   **File No. 333-181591**

Dear Mr. Wallin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 in our letter dated June 19, 2012. Please supplementally confirm that you have not provided us with any of the materials requested in the last paragraph of such comment because no such materials exist.

2.   We note your response to comment 11 in our letter dated June 19, 2012; however, you have not revised to clarify the statement that "it may lose its rights to our technology" on page F-15, or the statement "for the benefit of its shareholders" on pages 45 and 78. Accordingly, we reissue that comment. In addition, we note the phrase "for the advancement of its licensed technology" used throughout your filing. Please revise to clarify the meaning of the term "advancement" in such context. For example, it is unclear whether such term refers to a development of the technology, a payment to the licensor of the technology, or otherwise.

3.   We note disclosure throughout your filing that you are required to "raise a minimum of US $5,000,000 of additional funding by October 13, 2012." However, Section 3.1 of the amended license agreement states that you are required to raise such amount by the "ninth day of the Execution Date." Please advise or revise.

Registration Statement Cover Page

4.   Please move the third to last and penultimate paragraphs of the registration statement cover page to the prospectus cover page. See comments 3 and 8 in our letter dated June 19, 2012 and Item 501 of Regulation S-K.

Prospectus Cover Page

5.   We note your response to comment 9 in our letter dated June 19, 2012; however, it appears that the form of lock-up agreement prohibits sales for six months from the effective date of the registration statement and not for the 16 month duration of the offering. Please advise or revise. In addition, if true, please clarify in your exhibit index that the agreement filed as Exhibit 10.9 is a "form of" lock-up agreement.

6.   Your statements that the proceeds of the offering "will not be returned to investors" appears to be inconsistent with your statement that "a creditor could attach your subscription which could preclude or delay the return of money to you." Please revise these statements for consistency and accuracy, or advise.

Prospectus Summary, page 5

The Offering, page 10

Offering Price, page 10

7.   Please revise this language to clarify, as you do elsewhere in the prospectus, that (i) the company is selling shares at a fixed price of $7.00 per share for the duration of the offering, and (ii) the selling stockholders are selling shares at a fixed price of $7.00 per share for the duration of the offering, unless your shares are quoted on the OTC Bulletin board, in which case the selling stockholders may thereafter sell their shares at prevailing market prices or privately negotiated prices.

Risk Factors, page 12

8.   We note your response to comment 15 in our letter dated June 19, 2012; however, you have not deleted the following mitigating language on page 23 as requested: "We do not believe that we have infringed or are infringing on any valid or enforceable proprietary rights of third parties." Please delete such language. In addition, please delete as

inappropriate mitigating language the language on page 13 stating that your technology has "not been deployed by any other companies."

Conflicts of interest between the Company and its officer and director…, page 13

9.   We note your response to comment 13 in our letter dated June 19, 2012, including the risk factor you added to your disclosure. Please expand this disclosure to address the fact that, as CEO of both Synergistic Holdings, LLC and Accelera Innovations, Inc., Mr. Wallin will be in a position to make business decisions adverse to Accelera Innovations to the benefit of Synergistic Holdings. In addition, please revise the last sentence of the risk factor, so that it does not mitigate the point of the risk factor.

We are a development stage company…, page 13

10.   We note your response to comment 14 in our letter dated June 19, 2012; however, the revisions to this risk factor are not fully responsive to such comment. Please further revise to disclose the risk that your licensing agreement with Synergistic Holdings could be terminated by you or by Synergistic Holdings, including the consequences of such a termination. In addition, as requested in comment 16 in our letter dated June 19, 2012, please revise to identify the risks and consequences to an investor of being a development stage company that is dependent on a third party, including the risk that if you lose your licensing rights to the technology your business plan will fail and investors may lose their entire investment.

Plan of Distribution, page 39

11.   Please state, as you do on the prospectus cover page, that the duration of the offering is 16 months.

Description of Business, page 43

12.   Please revise to explain the meaning of, or delete, the following terms:

*   "high/low stratification";
*   "best-of-breed tools"; and
*   "Multidimensional data warehouse architecture."

Overview, page 46

Software Description, page 47

13.   We note your response to comment 4 in our letter dated June 19, 2012 and the various revisions made to your disclosure. Please further revise your disclosure in accordance with that comment. For example, revise to ensure that the product descriptions on pages

47-53 (and similar descriptions elsewhere in your filing) appropriately reflect the actual demonstrated capabilities of your products by using language such as "is designed to" or "we believe" and by clearly disclosing whether any customers have used your product in real world situations. Please note as further examples:

- "Accelera's solution is the complete integrated applications…" (pages 54, 57);
- "Accelera's patient portal not only identifies patients. . . it helps these patients. . ." (page 56);
- "This data is combined with medical guidelines." (page 57);
- "…we have created a care continuum platform…that seamlessly connects technologies…" (page 57); and
- "These capabilities will be provided…" (page 58).

14.   We note your response to comment 6 in our letter dated June 19, 2012, including the revisions you made to your registration statement. However, we note the continued use of unsubstantiated claims in your registration statement, including the following statements:

- All the statements in the second paragraph on page 54;
- "Research indicates that the closer the personal are to the data…" (page 54);
- "The president believes…" (page 55);
- "Healthcare organizations have been earmarking funds to purchase service offerings such as Accelera's and the U.S. government is also pushing down this path." (page 55);
- "…physicians are pushing towards more efficient practice management software packages…" (page 56);
- The last two paragraphs on page 56; and
- "Research has proven that any tools that help patients electronically…" (page 57).

Please disclose whether these statements are based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon. Alternatively, please delete such statements.

15.   We note your response to comment 7 in our letter dated June 19, 2012 and the corresponding revisions to your disclosure. However, we note your continued reference to the following third-party sources:

- The American Heart Association (in the first paragraph of page 56),
- Healthcare Informatics (in the second paragraph on page 56 and the last paragraph on page 57),

- HHS archive (in the sixth paragraph on page 58).

  Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us supplementally whether you are affiliated with any such third parties.

16.   Please explain your statement that "Secure Data is an Accelera Innovation value proposition."

17.   The last paragraph on page 53 indicates a level of certainty regarding your future business operations that appears to be inappropriate. Please revise.

Target Market Segment Strategy, page 54

18.   We note your statement in the first paragraph on page 54 that you are "positioned to be the technology and service solutions for [medical] providers and payers." Please substantiate your basis for this claim. Alternatively, please remove this statement.

19.   Please revise to explain how your product could "have a direct impact on" the 2012 South Carolina incident involving the compromise of the "personal data for 228,000 Medicaid beneficiaries."

Strategies, page 54

20.   Please revise this section to clarify the prospective nature of the identified strategies. For example, we note your references to "existing relationships," "market share," "customers," "existing client relationships," "the Accelera footprint," and "Product Consultants and Product Management," none of which appear to currently exist. Please also tell us how you will accomplish each strategy, such as marketing "at the state level" and to pharmaceutical organizations, and protecting and growing "market share of key solutions."

Telemarketing, page 55

21.   Please revise to explain the phrase "the CRM."

Involvement in Certain Legal Proceedings, page 73

22.   We note your response to comment 42 in our letter dated June 19, 2012, including the revisions to your registration statement. Please add to these revisions the disclosure requested by Item 401(f)(1) and (2) of Regulation S-K.

Item 9. Changes in and Disagreements with Accountants…, page 81

23.   We note your response to comment 50 in our letter dated June 19, 2012, including the revisions you made to the registration statement. Please also remove Item 9, Item 9A and Item 9B on page 81 of your amended registration statement, as such disclosure is not required by Form S-1 and likely will be confusing to investors.

Recent Sales of Unregistered Securities, page 84

24.   We note your response to comment 51 in our letter dated June 19, 2012, including the revisions you made to the registration statement. Please revise your disclosure further to include additional facts relied upon with respect to the issuances under Section 4(2) and Rule 506 of Regulation D. For example, please address whether you engaged in public solicitation and distributed informational materials to investors, and whether the investors agreed not to resell or distribute the securities to the public.

Exhibit Index

25.   Please revise the exhibit index to correct the date of the amendment to the licensing agreement and to clarify the numbering of the footnotes.

        You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

                                              Sincerely,

                                              /s/ Lilyanna L. Peyser for

                                              Mara L. Ransom
                                              Assistant Director

cc: Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC